July 19, 2018

Deepak Ahuja
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

       Re: Tesla, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-34756

Dear Mr. Ahuja:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K

Risk Factors
The unavailability, reduction or elimination of..., page 23

1. We note that you expect the phase-out of the $7,500 federal tax credit available in the U.S.
       for the purchase of qualified electric vehicles such as yours to begin at some point during
       2018. If you believe this phase-out could impact the demand for electric vehicles and thus have a material impact on sales, please discuss this change in trend and uncertainty in
       MD&A in accordance with Item 303(a)(3)(ii) of Regulation S-K.
Liquidity and Capital Resources, page 56

2. We note that you plan to ramp up production of the Model 3 to produce 5,000 units per week. Please disclose an estimate of the amount of capital
 Deepak Ahuja
FirstName LastNameDeepak Ahuja
Tesla, Inc.
Comapany NameTesla, Inc.
July 19, 2018
July 19, 2018 Page 2
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FirstName LastName
         necessary to accomplish this goal. See Item 303(a)(1) of Regulation
S-K.
3. Please include a discussion of material planned capital expenditures, as well as the timing of such expenditures, associated with the expansion of Gigafactory 1, ramping production at Gigafactory 2, and tooling and manufacturing capital required to introduce new vehicles, energy storage products, and solar products. See Item 303(a)(2) of Regulation
         S-K and SEC Release No. 33-6835.
4. We note that some of the $2.04 billion of unused committed amounts as of December 31,
         2017 and the $1.96 billion of unused committed amounts as of March 31, 2018 under your credit facilities and financing funds are subject to satisfying specific conditions prior to draw-down. Please describe the specific conditions that must be satisfied before the funds can be used. In addition, disclose any restrictions on the use of available funds. See Item
         303(a)(1) of Regulation S-K.
5. We note that you will need significant capital to continue research and development projects, establish sales, delivery and service centers, and continue to significantly increase the number of Supercharger stations and connectors. Please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.
Contractual Obligations, page 58

6. We note that the amounts reported in the table of contractual obligations for long-term debt and capital lease obligations due in 2018 do not agree to the corresponding amounts reported on the balance sheet as current portion of long-term debt and capital leases.
         Please reconcile the difference and to the extent deemed necessary, provide footnotes to the table to describe any pertinent data necessary for an understanding of the timing and amount of the specified contractual obligations. See Item 303(a)(5) of Regulation S-K.
7. We note in your response to the staff dated May 24, 2017 that future interest payments pertaining to long-term debt are included in the amounts disclosed in your contractual obligations table and that you would modify the the line caption as "Long-term debt, including scheduled interest" to clarify this point in future filings; however, we are unable to locate this revised presentation. Please revise.
Report of Independent Registered Public Accounting Firm, page 60

8. We note reference to the report of other auditors with respect to the December 31, 2016 balance sheet. Please provide the separate audit report being referenced in accordance with Article 2-05 of Regulation S-X.
 Deepak Ahuja
Tesla, Inc.
July 19, 2018
Page 3
Note 2: Summary of Significant Accounting Polices
Warranties, page 79

9. We note in your response to the staff dated May 24, 2017 that expanded disclosure would be provided on recalls if related costs are material to your financial statements. We note recalls occurred during 2017 and reports of an additional recall in 2018. Please tell us your consideration of including an accounting policy for recall costs. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Laura Nicholson at 202-551-3584 with any other questions.

FirstName LastNameDeepak Ahuja
Comapany NameTesla, Inc.
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